UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number: 000-29862

Forum National Investments Ltd.
(Exact name of Registrant as specified in charter)

Suite 180A, 13040 #2 Road, Richmond, B.C. Canada V7E 2G1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F þ Form 40-F 􀂅

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes 􀂅 Noþ

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                82-_______________.

INFORMATION AND DOCUMENTS FURNISHED

1. Quarterly Financial Statements for Six Month Ended March 31, 2008.

2. Management Discussion and Analysis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2008	FORUM NATIONAL INVESTMENTS LTD.

/s/ Daniel Clozza
Daniel Clozza, President and Chief Executive Officer

/s/ Martin Tutschek
Martin Tutschek, Chief Financial Officer

FORUM NATIONAL INVESTMENTS LTD.

March 31, 2008 and 2007

Condensed Consolidated Financial Statements
(Expressed in Canadian dollars)

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Balance Sheets
(Expressed in Canadian dollars)

	Unaudited March 31, 2008	Audited September 30, 2007
Assets

Current
Cash and cash equivalents	$454,024	$8,624,205
Short-term deposits	14,512	14,210
Accounts and notes receivable	1,888,438	360,634
Other receivables	239,366	256,272
Prepaid expenses	1,457,510	-
Total Current Assets	4,053,850	9,255,321

Deferred Organization Costs	438,611	149,976
Long-term Portion of Prepaid expenses	61,194	-
Investments	3,977,837	-
Investments in Policies	2,648,735	-
Property and Equipment	11,002,981	9,100,127
Intangibles	28,664	30,276

Total Assets	$22,211,872	$18,535,700

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$951,377	$491,250
Advances against future revenue streams	-	8,182
Current portion of long-term debt	227,567	227,567
Convertible debentures	40,486	40,486
Loans from related parties	237,173	288,552
Total Current Liabilities	1,456,603	1,056,037

Long-Term Debt	4,036,061	3,988,031
Total Liabilities	5,492,664	5,044,068

Shareholder's Equity

Capital Stock	26,209,793	24,194,793
Contributed Surplus	2,944,536	2,944,536
Deficit	(12,435,121)	(13,647,697)
Total Shareholders' Equity	16,719,208	13,491,632
Total Liabilities and Shareholders' Equity	$22,211,872	$18,535,700
Going-concern (note 3)
Commitments (note 7)
See accompanying notes to consolidated financial statements

Approved on behalf of the Board:
"Dan Clozza"	Director	"Martin Tutschek"	Director
Dan Clozza		Martin Tutschek
The accompanying Financial Statements for the six months ended March 31, 2008 have not been reviewed or audited by the Company's auditor.

                                                                                                                                        4

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Three Months Ended March 31		Six Months Ended March 31
	2008	2007	2008	2007

Revenues
Revenues	$2,868,533	$1,013,651	$4,906,730	$2,877,821

Net Revenues	2,868,533	1,013,651	4,906,730	2,877,821

Expenses
General and administrative	1,824,578	854,723	3,656,769	2,091,157
Amortization	19,110	18,512	37,385	22,084

Total Operating Expenses	1,843,688	873,235	3,694,154	2,113,241

Income Before Income Taxes	1,024,845	140,326	1,212,576	760,580
Income Taxes (Expense)	-	-	-	(453)

Net Income for Period	1,024,845	140,326	1,212,576	764,127
Deficit, Beginning of Period	(13,459,966)	(11,231,814)	(13,647,697)	(11,644,631)
Adjustment on Acquisition of Subsidiary	-	-	-	(210,984)
Deficit, End of Period	$(12,435,121)	$(11,091,488)	$(12,435,121)	$(11,091,488)

Basic (loss) earnings per share	$0.04	$0.03	$0.04	$0.16
Diluted (loss) earnings per share	$0.01	$0.03	$0.01	$0.16

Weighted average number of common shares outstanding - Basic	28,435,248	4,664,661	28,435,248	4,664,661

See accompanying notes to consolidated financial statements
The accompanying Financial Statements for the six months ended March 31, 2008 have not been reviewed or audited by the Company's auditor.

FORUM NATIONAL INVESTMENTS LTD.
Condensed Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Six Months Ended March 31,
	2008	2007

Operating Activities
Net (loss)/income	$1,212,576	$764,127
Items not involving cash:
Policy revenue	(1,207,258)
Deferred revenue	-	(688,687)
Deferred commission costs	-	751,111
Premium costs	728,755	-
Amortization	37,385	22,804
Revenue recognized on advances against future revenue streams	(8,182)	(11,709)
	763,276	836,926

Changes in non-cash operating working capital:
Accounts, notes and other receivables	(1,510,897)	(117,063)
Prepaid expenses	(2,186,265)	16,126
Accounts payable and accrued liabilities	460,126	600,174
Long-term portion of pre-paid expenses	(61,194)	-
Deferred gain	-	(4,320)
	(3,298,230)	494,917

Cash (Used in) Generated From Operating Activities	(2,534,954)	1,331,843

Investing Activities
Short-term investment	(302)	(10,710)
Deferred Organization cost	(288,635)	-
Investments	(3,977,837)	-
Investments - Life Settlements	(1,441,477)	-
Purchase of property and equipment	(1,938,627)	(1,805,722)
Cash Used in Investing Activities	(7,646,878)	(1,816,432)

Financing Activities
Net proceeds received on share issuance	15,000	-
Increase in share capital on acquisition of investments	2,000,000	-
Amounts due to (from) related parties	(51,379)	227,518
Current portion of long-term debt	-	49,263
Long-term debt	48,030	1,141,951
Reduction in capital stock on disposal of asset	-	(350,000)
Adjustment to accumulated deficit	-	(210,984)
Cash Provided by Financing Activities	(7,646,878)	857,849

Increase (Decrease) in Cash	(8,170,181)	727,153
Cash and Cash Equivalents, Beginning of Year	8,624,205	213,065

Cash and Cash Equivalents, End of Year	$454,024	$485,005

See accompanying notes to consolidated financial statements

The accompanying Financial Statements for the six months ended March 31, 2008 have not been reviewed or audited by the Company's auditor.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

 1. Nature of Operations

The Company's present core business is marketing vacation club memberships with ancillary projects including an interest in a marine resort project and a 120 foot motor vessel. The Company has entered the Life Settlement market and has acquired life insurance policies for investment purposes.

2.   Financial Statement Presentation

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and follow the same accounting policies and methods of their application as the Company's most recent annual financial statements. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the six months ended March 31, 2008. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The accompanying Financial Statements for the six months ended March 31, 2008 have not been reviewed or audited by the Company's Auditors.

3.   Summary of Significant Accounting Policies

(a)   Going concern

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern. The Company had a profit $1,212,576 for the six months ended March 31, 2008.  At March 31, 2008 it has working capital of $2,597,247. Operations for the six months ended March 31, 2008 resulted in operating cash inflow of $763,276 after eliminating non-cash items.  Growth and development of new and additional business ventures has come from the issuance of capital stock. We will continue to draw down on cash reserves for the foreseeable future until the development of the additional business ventures attains positive cash flows.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

3.   Summary of Significant Accounting Policies (continued)

(a)     Going concern (continued)

Management has continued to take steps to try to improve the Company's financial results and cash flows. These steps include the liquidation of notes receivable and pursuing equity financing to fund working capital requirements. The Company's ability to continue growing operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material

(b)   Basis of presentation

    These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiaries	Incorporating Jurisdiction	Date of Acquisition or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. ("ATM")	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	British Columbia, Canada	December 31, 2006
Price Shield Systems Inc.	Washington State, USA	February 27, 2007
American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007

All significant inter-company balances and transactions have been eliminated.

       (c) Foreign currency translation

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenues and expenses are translated at the rates in effect at the time of the transaction.  Foreign exchange gains and losses are included in the determination of net loss for the period.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

3.   Summary of Significant Accounting Policies (continued)

 (d)     Revenue recognition

The Company generates revenues from the sale of memberships and dues.  The Company accounts for the full membership contract value in the year sold if more than 10% of the face value was received during that financial year. Prior to 2006, the portion of revenue received from members, which entitles members to use the Company's vacation and travel club privileges at a future date, was deferred and recognized in income evenly over the term of the member's entitlements.  For lifetime memberships, revenue was recognized over a period of five years, which is management's best estimate of the period over which performance will be required.

On March 27, 2006, FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amends FTB 85-4. The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its Life Settlement Portfolio.

(e)   Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives.  For assets constructed internally, amortization is charged once the asset is complete and brought into use.  The Company periodically evaluates the recoverability of its in-use property and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset.  For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date.  When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%
Service boats	Straight-line	10%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

3.   Summary of Significant Accounting Policies (continued)

 (f)     Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants ("CICA) for stock-based compensation and other stock-based payments.  The Company accounts for stock options granted to directors, employees and consultants using the fair value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.  Since no employee options were granted, modified or settled during the three or six months ended March 31, 2008 or 2007, there was no stock-based compensation expense included in the net income for such periods.

(g)     Deferred organization costs

The Company defers and amortizes the costs associated with setting up its Life Settlement business.  Amortization will be provided on a straight-line basis over five years and will commence once the Life Settlement business has begun operations.

(h)     Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices.  Amortization is provided on a straight-line basis over a period of ten years.

Tangible assets acquired in a business combination are identified and recognized apart from goodwill.  Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.  When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations.  Goodwill is tested for impairment on a reporting unit basis.  The Company has identified one reporting unit.

(i)      Income taxes

Income taxes are accounted for under the asset and liability method.  Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards.  Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date.  To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

3.   Summary of Significant Accounting Policies (continued)

(j)     Earnings per share

Basic earnings-per-share is calculated based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.

(k)   Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(l)     Cash and cash equivalents

Securities with original maturities of three months or less are considered cash equivalents, at cost.  The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions.  Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

(m)     Financial instruments

(a)   Fair value

Prior to the adoption of CICA Handbook section 3855 (Financial Instruments), the Company was required to disclose information about the fair value of its financial instruments.  In prior periods, the carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximated fair values due to their short-term maturities.

(b)  Credit risk

The distribution of the Company's customers and suppliers and the business risk management procedures currently in place have the effect of avoiding any significant concentration of credit risk.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

3.   Summary of Significant Accounting Policies (continued)

(m)     Financial instruments (continued)

(c) Interest rate risk

Interest rate risk consists of two components:

  To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
  To the extent that changes in prevailing market interest rates differ from the interest rates in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's long-term debt is at annual market interest rates and, therefore, the Company is exposed to interest rate cash flow risk during the term of the debt.  The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(d) Currency risk

The Company is exposed to currency risk in relation to their US dollar financing referred.  The Company has not entered into any foreign currency contracts to mitigate this risk.

4.   Other Significant Accounting Policies

During the period, the Company adopted a new standard, the CICA Handbook Section 3855, "Financial instruments - Recognition and Measurement". Under the new standard, all financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale.  Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income.  Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Also adopted by the Company was CICA Handbook Section 1530, "Comprehensive Income".  As a result of adopting these standards, a new category, Accumulated Other Comprehensive Income, is added to shareholders' equity on the consolidated balance sheets.  Major components for the category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging arising from self-sustaining foreign operations and changes in fair value of the effective portion of cash flow hedging amounts.

The adoption of these new standards had no effect in the Company's consolidated financial statements.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

5.   Long-Term Debt

The Company has secured a long-term loan to complete the refit project of the vessel.

	March 31, 2008	September 30, 2007

Construction loan in US Funds to complete vessel refit project, convertible into a permanent loan at completion, amortizing over 10 years bearing interest at the per annum LIBOR plus 3.25% monthly published rate	$4,263,628	$4,215,598

Less: Current portion	227,567	227,567

Long-term portion	$4,036,061	$3,988,031

The loan is secured by the motor vessel and by a guarantee from two of the directors of the Company.

6.   Income Taxes

The ultimate realization of the future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  In assessing the reliability of future tax assets, management considers whether it is more likely than not that some or all of the future tax assets will be realized.  Where management does not believe that realization is more likely than not, a valuation allowance is provided.

As at September 30, 2007 the Company has non-capital income tax loss carry forwards of approximately $3,979,000 available to reduce future years' taxable income expiring between 2008 and 2027.

The Company has a capital loss carry-forward of approximately $1,243,000, which can be carried forward indefinitely.

7.   Contingencies

Dispute with Charles Wolfe in the amount of $540,000, plus interest and costs and the company is defending the claim accordingly; it is not possible at this time to assess the likelihood of recovery or to estimate the possible quantum of damages.

From time to time, the Company is a party to litigation arising in the normal course of its business operations. In the opinion of management, after consulting with legal counsel, it is not anticipated that the matters will have a material adverse impact on the Company's financial condition, liquidity or results of operations.

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

7.   Contingencies (continued)

 (a)  The Company has commitments in respect of operating leases with total aggregate payments due of approximately $232,314 (September 30, 2007 – $190,867).  Payments due in each of the next three years are as follows:

2008	$71,000
2009	102,006
2010	59,308

Total	$232,314

(b)  The Company has commitments in respect of office leases with total aggregate payments due of approximately $314,282 (September 30, 2007 – $105,832).  Payments due in each of the next two years are as follows:

2008	$254,465
2009	30,470

Total	$314,282

8.   Capital Stock

(a)   The authorized capital stock:

Unlimited - Common shares without par value

Unlimited - Series "A" - Preference non-dilutive convertible shares without par value (convertible to 50% of outstanding common shares at the time of conversion)

Unlimited - Series "B" - Preference convertible shares without par value (convertible to one common share for each preferred share held)

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

8.   Capital Stock (continued)

(b)  The issued capital stock of the Company is as follows:

13,933,983 Series "A" preferred shares for no consideration

13,933,983 Series "B" preferred shares for no consideration

	Number of Common shares	Amount

Balance, December 31, 2006	4,644,661	14,802,797
Forward share-split 3 for 1	9,289,322	-
Private Placement)	11,000,000	5,773,918
Private Placement	3,500,000	3,650,396
Share issue costs	-	(32,318)

Balance, September 30, 2007	28,433,983	24,194,793
Shares - purchase of Family Vacation Club(i)	400,000	2,000,000
Shares issued - Stock options exercised	15,000	15,000

Balance, March 31, 2008	28,848,983	$ 26,209,793

(i)   On October 18, 2007, the Company purchased the membership and all of the assets of Family Vacation Centers Ltd. through cash and the issuance of up to 400,000 common shares of the Company. Shares have not released at the date of these Financial Statements.

(c)  Options

The Company did not reserve any further shares in terms of the stock option plan for the reporting period.

 (d) Stock-based compensation

Since no employee options were granted, modified or settled during the three or six months ended March 31, 2008 or 2007, there was no stock-based compensation expense included in the net income for such periods.

The table below summarizes the outstanding stock options as at September, 30 2007 and March 31, 2008:

	Number of Options	Exercise Price (US$)

Balance, September 30, 2007	2,835,000	$ 1.00
Granted	-	-
Balance, March 31, 2008	2,820,000	$ 1.00

FORUM NATIONAL INVESTMENTS LTD.

 Notes to Condensed Consolidated Financial Statements (Unaudited)
Period ended March 31, 2008 and 2007
(Expressed in Canadian dollars)

8.   Capital Stock (continued)

(d)  Stock-based compensation (continued)

The table below summarizes the attributes of the outstanding stock options as at March 31, 2008:

Options Outstanding			Options Exercisable
Exercise Price (US$)	Number of Options	Remaining Contractual Life	Number of Options	Exercise Price (US$)
$1.00	2,835,000	4.25 years	2,820,000	$ 1.00

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

September 30,2007

Dividend rate	-
Expected volatility	209%
Interest rate	4.88%
Expected Life	5 years

(e)  Contributed surplus

Balance, September 30, 2007	$2,944,536

Stock based compensation	$-
Balance, March 31, 2008	$2,944,536

FORUM NATIONAL INVESTMENTS LTD.
Six Month Report 2008

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN CDN DOLLARS, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of the Company's unaudited interim consolidated financial statements as at and for the six months ended March 31, 2008.

The following Management Discussion and Analysis dated April 30, 2008 should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 2007 as well as the reference to forward-looking statements within this report. All results in this report are presented in CDN dollars, unless otherwise indicated.

Overview

Based in Vancouver, B.C., Forum National Investments Ltd. markets and operates two travel clubs "Snowbird Vacations International" and "Family Vacation Centers".  Sales of new travel club memberships are active in the province of Ontario at this time. Since its inception, the Snowbird Vacations brand has sold over 15,000 family memberships Canada wide. Forum's recent acquisition of Family Vacation Centers membership and marketing operation in the first quarter of this fiscal year complements our existing infrastructure and operations. We believe that the two travel club lines complement each other and will provide opportunities for synergy in marketing and membership servicing in the future.

We are focused on creating new alternative membership based business opportunities, developing service extensions and reformulating existing memberships while strengthening the sales and marketing network for our memberships. In so doing, we have attempted to expand the availability of our services and to diversify our core travel club membership offering.

We anticipate the completion and launching of the 120 foot Motor Vessel Spirit of 2010 in the 2008 summer cruising season. Work on the vessel continued in the first and second quarter following year end September 30, 2007. The 120 foot tri level certified passenger carrying yacht is scheduled to begin offering to the travel club membership and general public the yachting experience in the pacific Northwest and BC's inside passage.

During the first quarter ended December 31, 2007 we purchased our first $30 million of Life Settlement Policies. The Company is entering into the business of purchasing life insurance policies from consumers actively interested in selling their policies in the secondary market. Forum is investing in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 4 to 12 years. The Company becomes the irrevocable beneficiary of these policies. Although relatively new, the Life Settlement market is one of fastest growing segment of the financial services industry.

In the second quarter ended March 31, 2008 we purchased a 25% interest in a resort multi use development property in Needles California. The property on the Colorado River has its own marina with a 20,000 square foot storage facility for marine based activity. It is anticipated in the long term to have a product offering for the travel membership in a location that has an extended season of favorable weather conditions.

While we believe all of these corporate initiatives will result in growth in our overall businesses, it is premature to make any trend assessment with respect to sales.

Six Month Report 2008

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN CDN DOLLARS, unless otherwise stated)

Acquisitions In Fiscal 2008

On October 18, 2007, we acquired the entire membership base, promissory notes and some assets of Family Vacation Centers, which markets the same travel club offering that we presently operate. As amended, the consideration for the acquisition consisted of $1,900,000 CDN in cash, and up to four hundred shares of the Company's common stock at $5.00 USD per share. The results of operations of Family Vacation Centers is included in our consolidated financial statements from the acquisition date.

On January 14, 2008, we acquired a 25% interest in a resort multi use development property in Needles California. The property on the Colorado River has its own marina with a 20,000 square foot storage facility for marine based activity. It is anticipated in the long term to have a product offering for the travel membership in a location that has an extended season of favorable weather conditions. The acquisition is noted in our annual 20-F filing with no projected revues in the near future.

With the completion of our private placements of equity stock in 2007, and our acquisitions of Family Vacation Centers, the Colorado River project and Life Settlement Policies, for the six months ended March 31, 2008, we have cash on hand of approximately $ 450,000 (compared to $ 8,600,000 at the end of September 30, 2007). We anticipate that it is likely we will continue to have a negative cash flow on operations for the balance of 2008 on a consolidated basis as we develop our business initiatives. Any additional major marketing initiatives and or project developments will increase our cash requirements. Accordingly, management may be required to seek additional financing from the sale of stock if our current marketing and distribution plans do not indicate an imminent self-sustaining level of operations.

Operating Results

Six months ended March 31, 2008 ("Q2-2008") compared with six months ended March 31, 2007

Revenues were $4,906,730 for the six months ended March 31, 2008 compared with $2,877,821 for the six months ended March 31, 2007, an increase of 70.5% or $2,028,909. The overall increase in revenue was a result of the addition of $1,207,258 in revenue from our Life Settlement division and $579,929 in revenue from additional membership dues. Sales from our Travel club division were $1,321,578 in Q2-2008 compared with $630,293 in Q2-2007, an increase of $691,285 or 100%, which we attribute to the additional marketing office acquired through the Family Vacation Centers acquisition.

Expenses were $3,694,155 for the six months ended March 31, 2008 compared with $2,113,241 for the six months ended March 31, 2007, an increase of $1,580,914. The increase of costs of $1,580,914 can be attributed to several factors i) the acquisition of Family Vacation Centers and the increase of wages, commissions and marketing costs for these operations of $1,274,122,

ii) the premium costs of $728,755 for carrying the Life Settlement policies not held in previous periods. The most notable decrease in operating costs was commission costs from $819,118 for the six months of March 31, 2007 to $154,056 for the six months March 31, 2008 an 81.2% decrease. The Company now as the operator of the Pickering Ontario sales and marketing operation has reversed the accrual for future commission payable on notes receivables. The Company continues integration of the Family Vacations Centers operating costs with our Snowbird Vacations existing administration and operating costs.

The company continues to achieve efficiencies in management and administrative roles for all the divisions.

	Six months ended March 31, 2008	Six months ended March 31, 2007	Increase (Decrease)
Earnings (Loss)	$1,212,575	$764,127	$448,448
Interest income	131,102	27,871	103,231

Earnings (Loss) excluding non-cash items	2,419,233	1,087,170	1,332,063
Stock-based compensation and compensation paid in shares	-	-	-
Foreign exchange loss	1,528	-	-

Interest income represents interest the Company earns on its surplus cash reserves invested in short term bank interest earning deposits and interest earned on notes receivable.

Foreign exchange loss represents the realized exchange loss on cash from converting from Canadian dollar to US dollars.

Selected Annual Information
($ in thousands, except per share data)
	Ended September 30, 2007 (9 months)	Year Ended December 31, 2006	Year Ended December 31, 2005

Total revenue	$ 2,582	$ 6,097	$ 5,923
Net Income (Loss)	(2,415*)	1,644	1,651
Basic and diluted Income (loss) per share	(0.22)	0.35	0.30
Total assets	18,535	8,715	7,948
Long term debt	3,988	4,029	1,324
Cash dividends paid	0	0	0

* Includes a non cash charge to income in 2007 of $2,944,536 for the Company stock option plan.

Liquidity and Capital Resources

During the six month period ended March 31, 2008 the Company decreased its cash position by $8,170,181 from $8,624,205 at September 30, 2007 to $454,024 at March 31, 2008.

Acquisition expenditures, life settlement policy acquisitions, and investment in the passenger carrying yacht for the six months ended March 31, 2008 utilized the majority of the cash on hand. We continue to endeavor to operate our travel club sales and marketing operations on a cash neutral position. With the recent economic climate in the province of Ontario, the office locations are been individually evaluated for their contributions or use of cash on a monthly basis in their membership sales and marketing initiatives. We are continuing to evaluate all corporate expenditures and monitor growth in these divisions. To continue our investments in our operations and projects we will be required to continue to draw down our cash reserves accordingly. We have no significant other potential sources of financing at this time.

At September 30, 2007, our liabilities relating to operations consisted primarily of a credit facility for the yacht construction total indebtedness of, $4,263,628 accounts payable to suppliers and service providers of $951,377, and operating lease obligations of $546,597.

The Company's total contractual obligations at March 31, 2008 were $4,850,711 and were comprised of various types of debt, contracts, and operating leases.

Payments Due by period (12 months ending) September 30
Contractual Obligations
($ in thousands, except per share	Total	2008	2009	2010	2011	2012	2012 and
data)							thereafter

CAT Credit Facility	4,263	151	322	351	382	416	2,638
Convertible notes
payable	40	40	-	-	-	-	-
Operating leases (office equipment
and premises)	546	325	161	59	-	-	-

Total Contractual obligations	4,850	517	484	410	382	416	2,638

At March 30, 2008, our issued share capital was comprised of the following:

  28,848,983 common shares;
  13,933,983 Series "A" Preferred Non-Dilutive shares;
  13,933,983 Series "B" Preferred Shares;
Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern. The Company had a profit $1,212,575 for the six months ended March 31, 2008.  At March 31, 2008 it has working capital of $2,597,247. Operations for the six months ended March 31, 2008 resulted in operating cash inflow of $763,276 after eliminating non-cash items.  Growth and development of new and additional business ventures has come from the issuance of capital stock. We will continue to draw down on cash reserves for the foreseeable future until the development of the additional business ventures attain positive cash flows.

Management has continued to take steps to try to improve the Company's financial results and cash flows. These steps include the liquidation notes receivable and pursuing equity financing to fund working capital requirements. The Company's ability to continue growing operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of the Company and the following wholly owned subsidiaries:

Subsidiaries	Incorporating Jurisdiction	Date of Acquisition or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999
Intravelnet Ltd.	Ontario, Canada	July 25, 2003
ATM Travel Group Ltd. ("ATM")	British Columbia, Canada	April 3, 2000
International Fitness Vacations (BC) Ltd.	British Columbia, Canada	December 31, 2006
Price Shield Systems Inc.	Washington State, USA	February 27, 2007
American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007

All significant inter-company balances and transactions have been eliminated.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenues and expenses are translated at the rates in effect at the time of the transaction.  Foreign exchange gains and losses are included in the determination of net loss for the period.

 Revenue recognition

The Company generates revenues from the sale of memberships and dues.  The Company accounts for the full membership contract value in the year sold if more than 10% of the face value of the contract was received as a deposit during that financial year. Prior to 2006, the portion of revenue received from members, which entitles members to use the Company's vacation and travel club privileges at a future date, was deferred and recognized in income evenly over the term of the member's entitlements.  For lifetime memberships, revenue was recognized over a period of five years, which is management's best estimate of the period over which performance will be required.

On March 27, 2006, FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amends FTB 85-4. The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its Life Settlement Portfolio.

Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives.  For assets constructed internally, amortization is charged once the asset is complete and brought into use.  The Company periodically evaluates the recoverability of its in-use property and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset.  For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date.  When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%
Service boats	Straight-line	10%
Equipment	Straight-line	20%
Computers	Straight-line	30%
Leasehold improvements	Term of lease	5 years

Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants ("CICA) for stock-based compensation and other stock-based payments.  The Company accounts for stock options granted to directors, employees and consultants using the fair value method.  The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus.  Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock.  Since no employee options were granted, modified or settled during the three or six months ended March 31, 2008 or 2007, there was no stock-based compensation expense included in the net income for such periods.

Deferred organization costs

The Company defers and amortizes the costs associated with setting up its Life Settlement business.  Amortization will be provided on a straight-line basis over five years and will commence once the Life Settlement business has begun operations.

Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices.  Amortization is provided on a straight-line basis over a period of ten years.

Tangible assets acquired in a business combination are identified and recognized apart from goodwill.  Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually.  Intangible assets with definite lives are amortized over their estimated useful lives.  When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations.  Goodwill is tested for impairment on a reporting unit basis.  The Company has identified one reporting unit.

Income taxes

Income taxes are accounted for under the asset and liability method.  Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards.  Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date.  To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

Earnings per share

Basic earnings per share are calculated based on the weighted average number of common shares outstanding during the year.  The Company uses the treasury stock method for calculating diluted earnings per share.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Cash and cash equivalents

Securities with original maturities of three months or less are considered cash equivalents, at cost.  The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions.  Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

Financial instruments

(a)   Fair value

Prior to the adoption of CICA Handbook section 3855 (Financial Instruments), the Company was required to disclose information about the fair value of its financial instruments.  In prior periods, the carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts and notes receivable, and accounts payable and accrued liabilities approximated fair values due to their short-term maturities.

(b)  Credit risk

The distribution of the Company's customers and suppliers and the business risk management procedures currently in place have the effect of avoiding any significant concentration of credit risk.

(c) Interest rate risk

Interest rate risk consists of two components:

(i)           To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)         To the extent that changes in prevailing market interest rates differ from the interest rates in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's long-term debt is at annual market interest rates and, therefore, the Company is exposed to interest rate cash flow risk during the term of the debt.  The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities.

(d)   Currency risk

The Company is exposed to currency risk in relation to their US dollar financing. The Company has not entered into any foreign currency contracts to mitigate this risk.

Legal Proceedings

Dispute with Charles Wolfe.

Charles Wolf ("Wolf") and a number of his family members commenced this action against Salesfacts Marketing O/A Embassy Travel Club et al and named Forum with respect to injuries allegedly sustained by Wolf when he fell breaking his hip while attending a travel seminar allegedly organized by the defendants. The seminar was conducted at premises which the plaintiffs maintain were occupied an operated by the defendants including Forum. Wolf claims $425,000 in damages, plus the amount of Ministry of health's subrogated claim, plus interest and costs. The claim of Wolf's family members is pursuant to section 61 of the Family Law Act, is for damages incurred in caring for Wolf and for the loss of his support and guidance. It is in the amount of $115,000, plus interest and costs. Forum has defended the claim, on the basis that it neither conducted its business from the premises at issue or organized the seminar at issue. Forum considers the above suit frivolous, a nuisance, and without merit. Accordingly, it is not possible at this time to assess the likelihood of recovery or to estimate the possible quantum of damages.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company's future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol "FMNLF".

Corporate Governance

Forum believes that quality corporate governance is essential to ensuring effective management of our Company. Forum's corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Disclosure Controls and Procedures and Internal Controls

Disclosure Control Risks

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Company's management has concluded, based on their evaluation of the effectiveness of the Company's disclosure controls and procedures as of March 31, 2008, that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company subject to the reportable weakness identified below regarding segregation of duties. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Risks

Management is responsible for certifying the design of the Company's internal control over financial reporting ("ICFR") as required by Multilateral Instrument 52-109 – "Certification of Disclosure in Issuers Annual and Interim Filings". Our ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals (GAAP). ICFR includes those policies and procedures that establish the following:

  maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;
  receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and
  reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate. Management carried out the design of the Company's internal controls over financial reporting and concluded, subject to the inherent limitations noted above; the Company has sufficient controls to meet the requirements as stated above.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-

looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company's ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company's analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company's expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing travel and vacationing trends of consumers, the Company's ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of services, laws and regulations and changes thereto that may affect the way the Company's service are marketed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.